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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TELOS CORPORATION

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 Par Value

(Title of Class of Securities)

87969B200

(CUSIP Number)

106 Vine Avenue
Highland Park, Illinois 60035
Attention: Victor Morgenstern
Telephone no. (847) 432-6602

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 87969B200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Victor Morgenstern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

 United States

	7.	Sole Voting Power
Number of		50,000

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		50,000

Person	10.	Shared Dispositive Power

With		132,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 182,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

 5.7%(2)

14.	Type of Reporting Person (See Instructions)

 IN

(1)	Includes 17,000 shares owned by Faye Morgenstern, 40,000 shares owned by Judd Morgenstern and 75,000 shares owned by Morningstar Trust. Victor disclaims beneficial ownership of the shares of Preferred Stock owned by Faye, Judd and the Trust.

(2)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004.

CUSIP No. 87969B200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Faye Morgenstern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

 United States

	7.	Sole Voting Power
Number of		17,000

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		92,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 182,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

 5.7%(2)

14.	Type of Reporting Person (See Instructions)

 IN

(1)	Victor Morgenstern shares dispositive power with respect to these shares. Includes 75,000 shares owned by Morningstar Trust. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by the Trust.

(2)	Includes 50,000 shares owned by Victor Morgenstern, 40,000 shares owned by Judd Morgenstern and 75,000 shares owned by Morningstar Trust. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Judd and the Trust.

(3)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004.

CUSIP No. 87969B200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Judd Morgenstern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

 United States

	7.	Sole Voting Power
Number of		40,000

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		115,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 182,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

 5.7%(3)

14.	Type of Reporting Person (See Instructions)

 IN

(1)	Victor Morgenstern shares dispositive power with respect to these shares. Includes 75,000 shares owned by Morningstar Trust. Judd disclaims beneficial ownership in the shares of Preferred Stock owned by the Trust, except to the extent that he has a pecuniary interest therein in his capacity as a beneficiary under the Trust.

(2)	Includes 17,000 shares owned by Faye Morgenstern, 50,000 shares owned by Victor Morgenstern and 75,000 shares owned by Morningstar Trust. Judd disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye, and the Trust.

(3)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004.

CUSIP No. 87969B200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Morningstar Trust Faye Morgenstern Trustee U/A 02/21/81 FEIN:36-672547

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

 Illinois

	7.	Sole Voting Power
Number of		75,000

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		75,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 182,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

 5.7%(3)

14.	Type of Reporting Person (See Instructions)

 OO

(1)	Victor Morgenstern shares dispositive power with respect to these shares.

(2)	Includes 17,000 shares owned by Faye Morgenstern, 50,000 shares owned by Victor Morgenstern and 40,000 shares owned by Judd Morgenstern. The Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd.

(3)	Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 22, 2004.

     This Amendment (the “Amendment”) modifies the Schedule 13D filed on January 20, 2005 (i) Victor Morgenstern (“Victor”), (ii) Faye Morgenstern (“Faye”), (iii) Judd Morgenstern (“Judd”) and (iv) the Morningstar Trust Faye Morgenstern Trustee U/A 02/21/81 (the “Trust”).

     This Schedule 13D is hereby amended by replacing Item 5 with the following:

Item 5. Interest in Securities of the Issuer

     On March 17, 2005, Victor, Faye, Judd and the Trust sold shares of 12% Cumulative Exchangeable Redeemable Preferred Stock (the “Preferred Stock”) of Telos Corporation, a Maryland corporation (“Telos”), each of which was effected on the open market:

Sales

		Number of		Total Purchase
Party	Date	Shares	Price Per Share	Price

Victor	March 17, 2005	30,000	$5.80	$174,000.00
Faye	March 17, 2005	10,000	$5.80	$58,000.00
Judd	March 17, 2005	34,000	$5.80	$197,200.00
Trust	March 17, 2005	40,896	$5.80	$237,196.80
				$666,396.80

     (a)     As of the date hereof, Victor beneficially owns 50,000 shares of Preferred Stock of Telos, which constitutes approximately 1.6% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. Victor disclaims beneficial ownership of the shares of Preferred Stock owned by Faye, Judd and the Trust.

     As of the date hereof, Faye beneficially owns 92,000 shares of Preferred Stock of Telos (including 75,000 shares of Preferred Stock of Telos which she may be deemed to beneficially own by virtue of her status as trustee of the Trust), which constitutes approximately 2.9% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Judd and the Trust.

     As of the date hereof, Judd beneficially owns 115,000 shares of Preferred Stock of Telos (including 75,000 shares of Preferred Stock of Telos which he may be deemed to beneficially own by virtue of his status as a beneficiary of the Trust), which constitutes approximately 3.6% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. Judd disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and the Trust, except to the extent that he has a pecuniary interest therein in his capacity as a beneficiary under the Trust.

     As of the date hereof, the Trust beneficially owns 75,000 shares of Preferred Stock of Telos, which constitutes approximately 2.4% of the 3,185,586 shares of Preferred Stock outstanding as of November 22, 2004 as reported in Telos’s Form 10-Q filed on November 22, 2004. The Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd.

     (b)     Victor has sole power to vote and dispose of 50,000 shares of Preferred Stock of Telos. Victor shares dispositive power with respect to the 132,000 shares of Preferred Stock owned by Faye, Judd and the Trust.

     Faye has sole power to vote 17,000 shares of Preferred Stock of Telos. Faye and Victor share the power to dispose of 17,000 shares of Preferred Stock of Telos.

     Judd has sole power to vote 40,000 shares of Preferred Stock of Telos. Judd and Victor share the power to dispose of 40,000 shares of Preferred Stock of Telos.

     The Trust has sole power to vote 75,000 shares of Preferred Stock of Telos. The Trust and Victor share the power to dispose of 75,000 shares of Preferred Stock of Telos.

     (c)     Other than as described in Items 3 and 4 above, none of reporting persons has engaged in any transactions in the Preferred Stock within the past 60 days.

     (d)     Not applicable.

     (e)     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

/s/ Faye Morgenstern

Faye Morgenstern

/s/ Judd Morgenstern

Judd Morgenstern

/s/ Victor Morgenstern

Victor Morgenstern

MORNINGSTAR TRUST FAYE
MORGENSTERN TRUSTEE U/A 02/21/81

By:	/s/ Faye Morgenstern

Name: Faye Morgenstern
Title: Trustee